UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission file number: 001- 38556

ENTERA BIO LTD.
(Translation of registrant's name into English)

Kiryat Hadassah
 Minrav Building – Fifth Floor
Jerusalem, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Annual General Meeting of the Shareholders

On May 20, 2019, Entera Bio Ltd. (the “Company”) held an annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on seven proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K the Company filed with the Securities and Exchange Commission on April 15, 2019 (the “Proxy Statement”).

Based on the results and the majority requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s Articles of Association, the shareholders of the Company duly approved the following resolutions:

(1)
To ratify and approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2019, and authorize the Company’s board of directors (or the Audit Committee, if authorized by the board of directors) to determine the compensation of the auditors in accordance with the volume and nature of their services (Proposal 1);

(2) (a)	To re-elect Dr. Phillip Schwartz to serve as a Class II director of the Company, until the Company’s annual general meeting of shareholders to be held in 2022 (Proposal 2(a));

(2) (b)	To re-elect Mr. Yonatan Malca to serve as a Class II director of the Company, until the Company’s annual general meeting of shareholders to be held in 2022 (Proposal 2(b));

(3)	To ratify and approve the election of Mr. Gerald M. Ostrov to serve as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2020 (Proposal 3);
(4)	To approve the amended terms of compensation of the Company’s non-executive directors (Proposal 4);
(5)	To ratify and approve the purchase of a professional liability insurance policy for the Company’s current and future directors and officers (Proposal 5);
(6)	To ratify and approve the terms of compensation of the Company’s Chief Medical Officer, Dr. Arthur Santora (Proposal 6).
The Company’s financial statements for the year ended on December 31, 2018 were discussed at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Entera Bio Ltd. (Registrant)

	By:	/s/ Dr. Philip Schwartz
	Name:	Philip Schwartz
	Title:	Chief Executive Officer
Date: May 23, 2019